SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

 (Mark One):

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

       For the fiscal year ended December 31, 2002

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ____________ to ____________

                       Commission file number:  0-19133

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    FIRST CASH 401(k) PROFIT SHARING PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     FIRST CASH FINANCIAL SERVICES, INC.
                          690 East Lamar, Suite 400
                           Arlington, Texas  76011

                                    INDEX


 Independent Auditor's Report......................................    1

 Financial Statements:
  Statements of Net Assets Available for Benefits .................    2
  Statement of Changes in Net Assets Available for Benefits .......    3
  Notes to Financial Statements ...................................    4

 Supplemental Schedule:
  Schedule of Assets (Held at End of Year) ........................   S-1

                         Independent Auditor's Report

 To the Administrative Committee
 First Cash 401(k) Profit Sharing Plan
 Arlington, Texas

 We have audited the accompanying statements of net assets available for benefits of First Cash 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and supplemental schedule. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements and schedule referred to above present fairly in all material respects, the net assets available for benefits of First Cash 401(k) Profit Sharing Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with the accounting principles generally accepted in the United States of America.


 /S/ HEIN + ASSOCIATES LLP

 Dallas, Texas
 April 25, 2003

                    FIRST CASH 401(k) PROFIT SHARING PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             DECEMBER 31,
                                                      -----------------------
                                                         2002         2001
                                                      ----------   ----------
 ASSETS:
  Investments, at fair value:
    Mutual funds                                     $   749,416  $   659,200
    Money market funds                                   419,769      207,093
    First Cash Financial Services, Inc. common stock   1,378,766      934,494
    Participant loans                                    188,426      168,440
                                                      ----------   ----------
           Total investments                           2,736,377    1,969,227
                                                      ----------   ----------

  Contributions receivable:
    Participant                                           50,497       98,630
    Employer                                              14,664       28,510
                                                      ----------   ----------
           Total contributions receivable                 65,161      127,140
                                                      ----------   ----------

  Cash                                                       810          142
  Other                                                    2,543        2,568
                                                      ----------   ----------
           Total assets                                2,804,891    2,099,077

 LIABILITIES -
   Refundable contributions                               28,907       19,828
                                                      ----------   ----------
           Net assets available for benefits         $ 2,775,984  $ 2,079,249
                                                      ==========   ==========


            See accompanying notes to these financial statements.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         YEAR ENDED DECEMBER 31, 2002


 ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income:
     Net appreciation in fair value of investments                $   324,564
     Interest and dividends                                            40,864
                                                                   ----------
           Net investment income                                      365,428
                                                                   ----------
   Contributions:
     Employer                                                         181,064
     Participant, including rollovers                                 615,248
                                                                   ----------
                                                                      796,312
                                                                   ----------

           Total additions                                          1,161,740

 DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Benefits paid directly to participants                             421,432
   Loans paid off as part of a distribution                            43,573
                                                                   ----------
           Total deductions                                           465,005
                                                                   ----------

 INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        696,735

 NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                2,079,249
                                                                   ----------

   End of year                                                    $ 2,775,984
                                                                   ==========

            See accompanying notes to these financial statements.

                    FIRST CASH 401(k) PROFIT SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2002 AND 2001

 1. DESCRIPTION OF PLAN

   The following description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

   General

   The Plan is a salary deferral plan covering substantially all employees of First Cash Financial Services, Inc. (the "Company" or the "Employer") who have completed one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions

   Each year, participants may contribute to the Plan an amount up to 15% of their annual compensation. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $11,000 for 2002. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of the participant's annual compensation that is contributed to the Plan. In addition, a special discretionary contribution as determined by the Company may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made for 2002.

   If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

   Participant Accounts

   Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and Profit Sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts may be applied first to payment of plan administrative expenses and any remaining forfeitures will be allocated to the remaining Plan participants. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

   Vesting

   Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company. Effective January 1, 2001, the Plan was amended and defined a year of service for vesting purposes to be a twelve consecutive month period ending on each anniversary of a participant's date of hire. A participant is 100% vested after six years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

   Investment Options

   Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of the mutual fund investment options offered by Frontier Trust Company, the custodian of the Plan. Participants may change the allocation of their existing funds and future contributions at any time. Employer contributions are invested in the same percentages as the employee contributions for 2002 and 2001.

   Payment of Benefits

   Participants whose employment terminates for any reason (except death) are generally entitled to receive the vested portion of their account in the form of a lump sum or installment distribution payable in cash or property. Certain participants may be eligible to receive benefits in the form of annuity payments. Amounts allocated to withdrawing participants at December 31, 2002 were immaterial.

   Participant Loans

   A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of the participant's vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee. A participant may have up to two loans outstanding at any one time. Participant loans are collateralized by the respective participant accounts.

   Forfeitures

   Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts. At December 31, 2002, there were no forfeited non-vested accounts. Forfeitures of Company matching contributions are used to reduce future Company contributions to the Plan. In 2002, Company matching contributions were reduced by approximately $28,000 from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

   Administrative Fees

   The Company has paid, at its discretion, the administrative expenses of the Plan. Administrative expenses incurred in 2002 were approximately $32,500.

   Tax Status

   The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated February 13, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.


 2. SUMMARY OF ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements and supplemental schedules are prepared on an accrual basis of accounting.

   Valuation of Investments

   Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

   Payment of Benefits

   Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits. Amounts allocated to withdrawing participants at December 31, 2002 were immaterial.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America as applied to defined contribution employee benefit plans requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

 3. INVESTMENTS

   Investments, at fair value, consisted of the following as of December 31:

                                                         2002         2001
                                                      ----------   ----------
 Mutual Funds:
   Merrill Lynch Fundamental Growth Fund Class B (1) $   172,691  $   156,497
   Merrill Lynch Basic Value Fund                (1)     167,444      158,012
   Merrill Lynch Global Allocation Fund          (1)     152,336      124,578
   Merrill Lynch BD Core Bond Class B                    116,591       88,827
   MFS Massachusetts Investors Trust                      70,590       60,281
   Davis New York Venture Fund                            69,764       71,005
                                                      ----------   ----------
                                                         749,416      659,200

 Money Market Funds:
   Merrill Lynch Retirement Preservation Fund     (1)    419,769      207,093

 First Cash Financial Services, Inc. common stock (1)  1,378,766      934,494
 Participant loans                                (1)    188,426      168,440
                                                      ----------   ----------
                                                     $ 2,736,377  $ 1,969,227
                                                      ==========   ==========

   (1) Represents 5% or more of the Plan's net assets.

                    FIRST CASH 401(k) PROFIT SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2002 AND 2001


   During  2002,  the  Plan's investments  (including  gains  and  losses  on
   investments,  bought  and  sold,   as  well  as  held  during  the   year)
   appreciated in value by $324,564 as follows:

      Mutual Funds                                         $  (134,910)
      First Cash Financial Services, Inc. common stock         459,474
                                                            ----------
                                                           $   324,564
                                                            ==========

 4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

                    FIRST CASH 401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                    EIN:  75-2237318      Plan Number: 001

                               DECEMBER 31, 2002


 (a)         (b)                         (c)                 (d)       (e)
                              DESCRIPTION OF INVESTMENT
                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUER,         RATE OF INTEREST,
      BORROWER, LESSOR OR         COLLATERAL PAR OR                  CURRENT
      SIMILAR PARTY                 MATURITY VALUE          COST      VALUE
      --------------------   ----------------------------   ----   ----------
      Mutual Funds:
        Merrill Lynch        Fundamental Growth Fund         **   $   172,691
        Merrill Lynch        Basic Value Fund                **       167,444
        Merrill Lynch        Global Allocation Fund          **       152,336
        Merrill Lynch        BD Core Bond                    **       116,591
        MFS Massachusetts    Investors Fund                  **        70,590
        Davis New York       Venture Fund                    **        69,764
      Money Market Funds
       Merrill Lynch         Retirement Preservation Fund    **       419,769

 *    First Cash Financial
      Services, Inc.         Common stock                    **     1,378,766

 *    Loans to participants  5.5% - 9.5% interest and
                             varying maturities                       188,426
                                                                   ----------
          Total investments                                       $ 2,736,377
                                                                   ==========

 (a) This column will have an asterisk on each line which is identified as a party-in-interest to the Plan. Frontier Trust Company acted as the Plan's custodian through December 31, 2002.

  ** Historical cost information omitted as permitted for participant directed transactions under an individual account plan.


                      See Independent Auditor's Report.

                    FIRST CASH 401(k) PROFIT SHARING PLAN

                             REQUIRED INFORMATION

 ITEM 1  Not Applicable.

 ITEM 2  Not Applicable.

 ITEM 3  Not Applicable.

 ITEM 4  Financial Statements and Exhibits

     (a) Financial Statements

        Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

     (b) Exhibits:

        23  Consent of Independent Auditors

        99  Certification of Plan Administrator

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: June 27, 2003

                                 FIRST CASH 401(K) PROFIT SHARING PLAN

                                 By: /s/ Rick Wessel
                                     ------------------
                                     Plan Administrator